Exhibit 99.1

Unaudited Condensed Consolidated Interim Financial Statements as of June 30, 2021 and December 31, 2020 and for the Six Months Ended June 30, 2021 and 2020

Condensed Consolidated Interim Statement of Profit or Loss and Other Comprehensive Income or Loss	2
Condensed Consolidated Interim Statement of Financial Position	3
Condensed Consolidated Interim Statement of Changes in Equity	4
Condensed Consolidated Interim Statement of Cash Flows	5
Notes to the Condensed Consolidated Interim Financial Statements	6

Condensed Consolidated Interim Statement of Profit or Loss and Other Comprehensive Income or Loss (unaudited)

For the Six Months Ended June 30, 2021 and 2020 (in CHF)

		SIX MONTHS
		ENDED JUNE 30
	Note	2021	2020
Research and development		(3,393,710)	(884,747)
General and administrative		(3,062,199)	(1,535,960)
Operating loss		(6,455,909)	(2,420,707)
Interest expense	4	(172,462)	(3,152)
Foreign currency exchange gain (loss), net		291,892	(30,022)
Revaluation (loss) gain from derivative financial instruments	5	(428,742)	4,353
Transaction costs		-	(219,615)
Loss before tax		(6,765,221)	(2,669,143)
Income tax gain	3	10,642	10,642
Net loss attributable to owners of the Company		(6,754,579)	(2,658,501)
Other comprehensive loss:
Items that will never be reclassified to profit or loss
Remeasurement of defined benefit liability, net of taxes of CHF 0.00		448,946	(78,010)
Items that are or may be reclassified to
profit or loss
Foreign currency translation differences, net of taxes of CHF 0.00		(41,922)	16,396
Other comprehensive income/(loss), net of taxes of CHF 0		407,024	(61,614)
Total comprehensive loss attributable to owners of the Company		(6,347,555)	(2,720,115)

Basic and diluted loss per share	7	(0.54)	(0.58)

The accompanying notes form an integral part of these condensed consolidated interim financial statements

Condensed Consolidated Interim Statement of Financial Position (unaudited)

As of June 30, 2021 and December 31, 2020 (in CHF)

		JUNE 30,	DECEMBER 31,
	Note	2021	2020
ASSETS
Non-current assets
Property and equipment		23,001	46,636
Intangible assets	2	14,544,282	9,115,410
Other non-current financial assets		20,001	20,001
Total non-current assets		14,587,284	9,182,047

Current assets
Inventories		196,415	-
Other receivables		140,273	80,861
Prepayments		343,992	277,589
Cash and cash equivalents		8,466,998	11,258,870
Total current assets		9,147,678	11,617,320

Total assets		23,734,962	20,799,367

EQUITY AND LIABILITIES
Equity
Share capital	5	136,431	114,172
Share premium		184,841,067	177,230,300
Foreign currency translation reserve		19,375	61,297
Accumulated deficit		(164,910,363)	(160,635,879)
Total shareholders’ equity attributable to owners of the Company		20,086,510	16,769,890

Non-current liabilities
Derivative financial instruments	4, 5	19,058	6,318
Employee benefits		444,531	867,376
Deferred tax liabilities	3	115,222	125,865
Total non-current liabilities		578,811	999,559

Current liabilities
Loan		-	523,920
Derivative financial instruments		-	310,439
Trade and other payables		1,476,470	762,453
Accrued expenses		1,593,171	1,433,106
Total current liabilities		3,069,641	3,029,918
Total liabilities		3,648,452	4,029,477
Total equity and liabilities		23,734,962	20,799,367

The accompanying notes form an integral part of these condensed consolidated interim financial statements

Condensed Consolidated Interim Statement of Changes in Equity (unaudited)

As of June 30, 2021 and 2020 (in CHF)

		ATTRIBUTABLE TO OWNERS OF THE COMPANY
				FX
		SHARE	SHARE	TRANSLATION	ACCUMULATED	TOTAL
	NOTE	CAPITAL	PREMIUM	RESERVE	DEFICIT	EQUITY
As of January 1, 2020		1,650,380	157,191,707	(27,565)	(152,778,389)	6,036,133
Total comprehensive loss
Net loss		—	—	—	(2,658,501)	(2,658,501)
Other comprehensive (loss)/income		—	—	16,396	(78,010)	(61,614)
Total comprehensive loss		—	—	16,396	(2,736,511)	(2,720,115)
Transactions with owners of the Company
Reduction of the nominal value		(1,973,044)	1,973,044	—	—	—
Transaction costs	5	—	(3,335)	—	—	(3,335)
Share based payments	6	—	—	—	167,909	167,909
Capital increase		373,255	624,744	—	—	997,999
Balance at June 30, 2020	5	50,591	159,786,160	(11,169)	(155,346,991)	4,478,591

As of January 1, 2021		114,172	177,230,300	61,297	(160,635,879)	16,769,890
Total comprehensive loss
Net loss		—	—	—	(6,754,579)	(6,754,579)
Other comprehensive income/(loss)		—	—	(41,922)	448,946	407,024
Total comprehensive income/(loss)		—	—	(41,922)	(6,305,633)	(6,347,555)
Transactions with owners of the Company
Capital increase /Exercise of warrants		8,974	3,885,764	—	—	3,894,738
Conversion of loan		5,168	1,366,087	—	—	1,371,255
Share based/Asset purchase	2	7,735	2,266,735	—	1,078,800	3,353,270
Share based payments	6	382	92,181	—	952,349	1,044,912

Balance at June 30, 2021	5	136,431	184,841,067	19,375	(164,910,363)	20,086,510

The accompanying notes form an integral part of these condensed consolidated interim financial statements

Condensed Consolidated Interim Statement of Cash Flows (unaudited)

For the Six Months Ended June 30, 2021 and 2020 (in CHF)

		SIX	SIX
		MONTHS	MONTHS
		ENDED	ENDED
	Note	JUNE, 2021	JUNE, 2020

Cash flows from operating activities
Net loss		(6,754,579)	(2,658,501)
Adjustments for:
Depreciation		23,636	12,238
Unrealized foreign currency exchange (gain)/loss, net		(318,319)	15,468
Net interest expense		170,906	-
Share based payments	6	1,044,912	167,908
Employee benefits		26,101	38,319
Transaction costs		-	219,615
Fair value derivative financial instruments		428,742	(4,353)
Deferred tax (gain)/loss	3	(10,642)	(10,642)
		(5,389,243)	(2,219,948)

Changes in:
Inventories		(196,415)	-
Other receivables		(59,446)	184,280
Prepayments		(66,403)	235,388
Trade and other payables		714,292	318,105
Accrued expenses		78,646	(147,334)
Net cash used in operating activities		(4,918,569)	(1,629,509)

Cash flows from investing activities
Purchase of intangibles		(1,988,907)	(760,864)
Net cash used in investing activities		(1,988,907)	(760,864)

Cash flows from financing activities
Proceeds from equity issuance and public offering	5	3,894,739	997,999
Transaction costs		-	(3,335)
Change in outstanding loans	4	(50,000)	50,000
Interests paid		(13)	-
Net cash from financing activities		3,844,726	1,044,663

Net increase/(decrease) in cash and cash equivalents		(3,062,750)	(1,345,710)
Cash and cash equivalents at beginning of the period		11,258,870	1,384,720
Net effect of currency translation on cash		270,878	929
Cash and cash equivalents at end of the period		8,466,998	39,939

The accompanying notes form an integral part of these condensed consolidated interim financial statements

Altamira Therapeutics Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

As of June 30, 2021 and December 31, 2020 and for the Six Months Ended June 30, 2021 and 2020 (in CHF)

1.	Reporting entity

Altamira Therapeutics Ltd. (formerly Auris Medical Holding Ltd.) (the “Company”) is an exempted company incorporated under the laws of Bermuda. The Company began its operations as a corporation organized in accordance with Swiss law and domiciled in Switzerland under the name Auris Medical Holding AG (“Auris Medical (Switzerland)”). Following shareholder approval at an extraordinary general meeting of shareholders held on March 8, 2019 and upon the issuance of a certificate of continuance by the Registrar of Companies in Bermuda on March 18, 2019, the Company discontinued as a Swiss company and, pursuant to Article 163 of the Swiss Federal Act on Private International Law and pursuant to Section 132C of the Companies Act 1981 of Bermuda (the “Companies Act”), continued existence under the Companies Act as a Bermuda company with the name “Auris Medical Holding Ltd.” (the “Redomestication”). On March 18, 2019, the common shares of the Company began trading on the Nasdaq Capital Market under the trading symbol “EARS”. The Company’s registered office is located at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. On May 1, 2019, the Company effected a one-for-twenty reverse share split (the “2019 Reverse Share Split”) of the Company’s issued and outstanding common shares. Unless indicated or the context otherwise requires, all per share amounts and numbers of common shares in this report have been retrospectively adjusted for the 2019 Reverse Share Split. On July 21, 2021, the Company changed its name to Altamira Therapeutics Ltd. Since July 26, 2021, the Company’s common shares are traded under the trading symbol “CYTO”.

These condensed consolidated interim financial statements comprise the Company and its subsidiaries (together referred to as the “Group” and individually as “Group entities”). The Company is the ultimate parent of the following Group entities:

●	Auris Medical AG, Basel, Switzerland (100%) with a nominal share capital of CHF 2,500,000

●	Otolanum AG, Zug, Switzerland (100%) with a nominal share capital of CHF 100,000

●	Altamira Therapeutics, Inc., Dover, Delaware, United States (100%) with a nominal share capital of USD 100

●	Auris Medical Ltd., Dublin, Ireland (100%) with a nominal share capital of EUR 100

●	Zilentin AG, Zug, Switzerland (100%) with a nominal share capital of CHF 100,000

●	Auris Medical Pty Ltd, Collingwood, Australia (100%) with a nominal share capital of AUD 100

●	Altamira Medica AG, Zug, Switzerland (100%) with a nominal share capital of CHF 3,000,000

The Group is primarily involved in the development of novel products that address important unmet medical needs through RNA therapeutics, allergy and viral infection protection, and inner ear therapeutics. The Group is focusing on the development of RNA therapeutics for extrahepatic therapeutic targets (AM-401), nasal sprays for protection against airborne viruses and allergens (AM-301; Bentrio™) or the treatment of vertigo (AM-125), and the development of therapeutics for intratympanic treatment of tinnitus or hearing loss (AM-101; Keyzilen® and AM-111; Sonsuvi®).

2.	Basis of preparation

Statement of compliance

These condensed consolidated interim financial statements as of June 30, 2021 and for the six months ended June 30, 2021 have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) and should be read in conjunction with the audited consolidated financial statements as of and for the year ended December 31, 2020.

These condensed consolidated interim financial statements include all adjustments that are necessary to fairly state the results of the interim period. The Group believes that the disclosures are adequate to make the information presented not misleading. Interim results are not necessarily indicative of results to be expected for the full year. Management does not consider the business to be seasonal or cyclical.

Certain information and footnote disclosures normally included in consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board, have been condensed or omitted as permitted by IAS 34. The condensed consolidated statement of financial position as of December 31, 2020 was derived from the audited consolidated financial statements.

The interim condensed consolidated financial statements were authorized for issuance by the Company’s Audit Committee on September 7, 2021

Functional and reporting currency

These interim condensed consolidated financial statements are presented in Swiss Francs (“CHF”), which is the Company’s functional currency (“functional currency”) and the Group’s reporting currency.

2020 Reduction of the nominal value

The annual general assembly of the shareholders held on June 4, 2020, agreed to reduce the nominal value of the Company’s common share from CHF 0.40 to CHF 0.01. The reduction became effective from June 30, 2020.

Significant accounting policies

The accounting policies applied by the Group in these condensed consolidated interim financial statements are the same as those applied by the Group in its audited consolidated financial statements as of and for the year ended December 31, 2020 and have been applied consistently to all periods presented in these condensed consolidated interim financial statements, unless otherwise indicated.

New standards, amendments and interpretations adopted by the Group

Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16	Interest Rate Benchmark Reform – Phase 2

The application of these new standards, amendments to standards and interpretations does not have material impact on the financial statements of the Group.

Asset Purchase

On June 1, 2021, we acquired 100% of the share capital of privately held Trasir Therapeutics Inc. (“Trasir”) through the merger of our subsidiary Auris Medical Inc. with and into Trasir (the “Merger”), with Trasir surviving the merger as the surviving entity. Trasir was subsequently renamed Altamira Therapeutics, Inc. and redomiciled in Dover, Delaware. Founded in 2014, Trasir has been a pioneer in the development of nanoparticles for extrahepatic oligonucleotide delivery.

The purchase price for Trasir comprised: (i) 764,370 non-registered common shares of the Company, par value CHF 0.01 per share, calculated based on a value of USD 2,500,000 divided by the average closing price of the Common Shares on the 15 trading days preceding the closing date (the “Reference Price”, which amounted to USD 3.27 per Common Share); (ii) contingent on the occurrence of positive results from a subsequent post-closing scientific study led by Trasir (“Positive Results”), USD 1,500,000 of common shares of the Company to be calculated based on the average closing price of the common shares on the 15 trading days preceding the occurrence of Positive Results; and (iii) USD 210,000 for expenses incurred by certain selling Trasir shareholders paid in USD 180,000 in cash and 9,173 non-registered common shares based on the Reference Price.

Trasir’s main asset is an exclusive license agreement (the “License Agreement”) with Washington University located in St. Louis, Missouri (“WU”). Pursuant to the License Agreement, WU granted Trasir an exclusive, worldwide, royalty-bearing license (with the right to sublicense) during the term of the License Agreement under certain patent rights owned or controlled by WU to research, develop, make, have made, sell, offer for sale, use and import pharmaceutical products covered under such patent rights for all fields of use. Such licensed products may include “silencing RNA” (siRNAs) pharmaceutical preparations formulated in combination with Trasir’s proprietary delivery technologies. In consideration for such worldwide, exclusive license, the Company (through its acquisition of Trasir, described above) will be obligated to pay WU: annual license maintenance fees in the low five figures through first commercial sale; pre-clinical and clinical regulatory milestones; sales milestones; and a low single digit royalty based on annual net sales of licensed products worldwide for at least the applicable patent term or period of marketing exclusivity, whichever is longer, but in no case less than a minimum royalty term of 12 years; and a percentage share (in the double digits) of sublicensing revenues received by the Company in connection with licensed products. Such regulatory and sales milestones may total up to an aggregate of USD 4,375,000. In the event the Company fails to meet certain regulatory diligence milestones, WU will have the right to terminate the license.

The acquisition of Trasir was treated as an asset acquisition because substantially all the fair value is concentrated in a single identifiable asset, the License Agreement with WU. The acquisition of the license is settled to a large extent in exchange for a variable number of the Company’s publicly listed shares. IFRS 2 “Share-based payments” was applied. With regards to the contingent part of the purchase price as mentioned under (ii) above, a downward adjustment of CHF 269,700 to the estimated fair value was made to reflect the possibility of not meeting the condition of Positive Results. As of June 30, 2021, the total carrying amount of the license acquired amounted to CHF 3,713,336, including directly attributable transaction costs of CHF 198,246.

Intangible assets

As of June 30, 2021, Intangible assets amounted to CHF 14,544,282, compared to CHF 9,115,410 as of December 31, 2020. The increase is due to the acquisition of the License agreement with Washington University in the value of CHF 3,713,336 and the capitalization of development costs related to the AM-125 program in the amount of CHF 1,715,536.

3.	Taxation

The Group’s income tax expense recognized in the condensed interim consolidated statement of profit or loss is presented as follows:

	SIX MONTHS ENDED
	June 30,	June 30,
	2021	2020
Deferred income tax expense	—	—
Deferred income tax gain	10,642	10,642
Total income tax (expense)/gain	10,642	10,642

The tax effect of taxable temporary differences that give rise to deferred income tax liabilities or to deferred income tax assets as of June 30, 2021 and 2020 is presented as follows:

	June 30,	June 30,
	2021	2020
Deferred Tax liabilities
Intangible assets	(261,657)	(212,844)
Total	(261,657)	(212,844)
Deferred Tax assets
Net operation loss (NOL)	146,435	76,337
Total	146,435	76,337
Deferred Tax, net	(115,222)	(136,507)

4.	Loan

Due to the COVID-19 pandemic, Swiss banks granted special COVID-19 loans under certain conditions with a guarantee by the Swiss Government. Our Company was eligible for a loan of CHF 50,000, which was granted on March 26th, 2020. The loan is interest-free and may be repaid at any time with a maximum term of five years. We repaid the entire loan as of June 16, 2021.

On September 8, 2020, FiveT Capital Holding Ltd., or FiveT, provided a convertible loan to Altamira Medica AG, or Altamira, one of our subsidiaries. The loan had a principal amount of CHF 1.5 million, a duration of 18 months, and carried an interest rate of 8% p.a. Under the terms of the agreement, FiveT had the right to convert the loan or parts thereof including accrued interest into common shares of either Altamira or Auris Medical Holding Ltd., subject to additional provisions and certain restrictions. On December 2, 2020, FiveT converted part of the loan and on March 4, 2021 the remaining outstanding amount into common shares of Auris Medical Holding Ltd., thus retiring the loan.

Interest in the first six months of 2021 included CHF 8,348 for interest and CHF 162,546 for amortization of the remaining transaction costs related to the FiveT loan.

5.	Capital and reserves

Share capital

The issued share capital of the Company consisted of:

	Common Shares
	Number
	2021	2020
As of January 1	11,417,159	4,125,949
Common shares issued	2,225,971	933,135
Total, as of June 30	13,643,130	5,059,084

As of June 30, 2021, the par value of the 13,643,130 issued shares amounted to CHF 136,431.30 with a par value of CHF 0.01 for each common share (as of June 30, 2020, the par value of 5,059,084 issued shares amounted to CHF 50,590.84 with a par value of CHF 0.01 for each common share).

Equity Offerings

On June 1, 2021, the company completed the acquisition of Trasir Therapeutics Inc. The upfront acquisition price of USD 2.5 million was paid with 764,370 non-registered common shares at the Reference Price of USD 3.27 to the selling shareholders. In addition, 9,173 non-registered common shares were issued based on the Reference Price to reimburse USD 30,000 in expenses incurred by certain selling Trasir shareholders.

On December 1, 2020, a tranche of the convertible loan provided by FiveT in the amount of CHF 895,455 was converted into 737,000 common shares at a conversion price of USD 1.35. On March 4, 2021, the remaining convertible loan by FiveT in the amount of CHF 604,545 plus accumulated interests of CHF 40,268 was converted into 516,814 common shares at a conversion price of USD 1.35.

On December 3, 2020, the Company entered into securities purchase agreements with several institutional investors for the purchase and sale of 2,000,000 common shares at an offering price of USD 4.00 per share, pursuant to a registered direct offering. The net proceeds of the offering were approximately USD 7.3 million.

On April 23, 2020, the Company entered into a purchase agreement and a Registration Rights Agreement with Lincoln Park Capital Fund, LLC (the “2020 Commitment Purchase Agreement”). Pursuant to the purchase agreement, LPC agreed to subscribe for up to USD 10,000,000 of our common shares over the 30-month term of the purchase agreement. Until June 30, 2021, we issued 1,200,000 of our common shares to LPC for an aggregate amount of USD 1,108,155.

On May 15, 2019, the Company completed a public offering of (i) 440,000 common shares with a par value of CHF 0.40 each, together with warrants to purchase 440,000 common shares, and (ii) 1,721,280 pre-funded warrants, with each pre-funded warrant exercisable for one common share, together with warrants to purchase 1,721,280 common shares, including 110,000 common shares and warrants to purchase 110,000 common shares sold pursuant to a partial exercise by the underwriters of the underwriters’ over-allotment option (the “May 2019 Registered Offering”). The exercise price for the pre-funded warrants is CHF 0.01 per common share and for the warrants is CHF 4.34. The net proceeds to us from the May 2019 Registered Offering were approximately USD 7.6 million, after deducting underwriting discounts and other offering expenses payable by us. As of December 31, 2019, all pre-funded warrants were exercised. In December 2020, 1,263,845 warrants were exercised; the remaining 897,435 warrants were exercised in March 2021.

Related to the May 2019 Registered Offering, the Company had transaction costs amounting to CHF 868,296, which were charged to equity.

On November 30, 2018, as amended on April 5, 2019 the Company entered into a sales agreement, as amended (the “A.G.P. Sales Agreement”) with A.G.P./Alliance Global Partners (“A.G.P.”). Pursuant to the terms of the A.G.P. Sales Agreement, the Company may offer and sell its common shares, from time to time through A.G.P. by any method deemed to be an “at-the-market” offering as defined in Rule 415(a)(4) promulgated under the Securities Act. Pursuant to the A.G.P. Sales Agreement, the Company may sell common shares up to a maximum aggregate offering price of USD 25.0 million. The related transaction costs of CHF 3,335 for the first six months of 2020 were charged to equity. As of June 30, 2021, the Company has sold 1,758,618 of its common shares for an aggregate offering price of USD 2.9 million pursuant to the A.G.P. Sales Agreement. Until June 30, 2020, the Company had sold 202,806 of its common shares for an aggregate offering price of USD 3.2 million pursuant to the A.G.P. Sales Agreement.

On July 17, 2018 the Company completed a public offering of 897,435 common shares with a nominal value of CHF 0.40 each, Series A warrants each entitling its holder to purchase 0.35 of a common share for an aggregate of 314,102 common shares, and Series B warrants entitling its holder to purchase 0.25 of a common share for an aggregate of 224,358 common shares (the “July 2018 Registered Offering”). The exercise price for both series Warrants at the time of the July 2018 Registered Offering was CHF 7.80 per common share. In accordance with the terms of certain Series B warrants, the exercise price for certain Series B warrants was reduced in two steps to ultimately CHF 1.47. The net proceeds to the Company from the July 2018 Registered Offering were approximately CHF 6.2 million, after deducting underwriting discounts and other offering expenses payable by us.

The Series B warrants issued in the July 2018 Registered Offering expired on June 18, 2020.

On May 2, 2018 the Company entered into a purchase agreement (the “2018 Commitment Purchase Agreement”) and a registration rights agreement (the “2018 Registration Rights Agreement”) with Lincoln Park Capital Fund, LLC (“LPC”). Pursuant to the 2018 Commitment Purchase Agreement, LPC agreed to purchase common shares for up to USD 10,000,000 over the 30-month term of the 2018 Commitment Purchase Agreement. As of April 7, 2020, the Company has issued 2,820,000 common shares for aggregate proceeds of USD 1.8 million under the 2018 LPC Agreement.

Related to the 2018 Commitment Purchase Agreement with LPC, the Company had transaction costs amounting to CHF 349,907, whereof CHF 252,351 were recorded as a derivative financial instrument and classified as a non-current asset and CHF 97,556 to finance expense in the statement of profit or loss and comprehensive loss. As the 2018 Commitment Purchase Agreement with LPC was formally still effective as of June 30, 2020, but no more in use, the company wrote off the corresponding derivative financial instrument.

On January 30, 2018, the Company completed a public offering of 62,499 common shares with a nominal value of CHF 0.40 (pre-2019 Reverse Share Split) each and concurrent offering of 37,499 warrants, each warrant entitling its holder to purchase one common share (the “January 2018 Registered Offering”). The net proceeds to the Company from the January 2018 Registered Offering were approximately CHF 4.5 million, after deducting placement agent fees and other estimated offering expenses payable by the Company. As of March 13, 2018, following the consummation of the Merger, the outstanding warrants issued in the January 2018 Registered Offering were exercisable for up to 37,499 common shares (assuming the Company rounds up fractional common shares to the next whole common share) at an exercise price of USD 100.00 per common share.

As of June 30, 2021 the fair value of the warrants issued in the January 2018 Registered Offering amounted to CHF 19,058. Therefore, the fair value increased by the total amount of CHF 12,740 in the first six months of 2021 (fair value as of December 31, 2020: CHF 6,318).

On February 21, 2017, in connection with a public offering of 62,499 common shares, the Company issued 50,000 warrants, each warrant entitling its holder to purchase 0.70 of a common share at an exercise price of USD 240 per common share. Additionally, the underwriter was granted a 30-day option to purchase up to 7,500 additional common shares and/or 7,500 additional warrants, of which the underwriter partially exercised its option for 6,750 warrants.

As of June 30, 2021, the fair value of the warrants amounted to zero, unchanged from of December 31, 2020 and from December 31, 2019. Since its initial recognition, the fair value decreased by its initial value of CHF 5,091,817, resulting in a gain in the same amount, which was recognized between February 21, 2017 and December 31, 2019.

Issue of common shares upon exercise of options

During the six months ended June 30, 2021, no options were exercised.

6.	Employee benefits

	SIX MONTHS ENDED
	JUNE 30,	JUNE 30,
	2021	2020
Salaries	812,158	613,677
Pension costs	66,002	78,248
Share based compensation expense	969,739	167,908
Other employee costs and social benefits	257,108	111,671
Total employee benefits	2,105,007	971,504

Expenditures for employee benefits increased in the first six months ended June 30, 2021 primarily due to increased headcount, higher expenditures for recruitment and higher expenses for share based compensation compared to the first six months ended June 30, 2020. In 2021 share based compensation expense included CHF 810,252 for a one-time grant of immediately vesting common shares to the CEO related to the Trasir acquisition. Share based compensation included expense related to employee stock options of CHF 159,487 in the first six months ended June 30, 2021 compared to CHF 167,908 in the first six months ended June 30, 2020. On the other hand, expenses for salaries in the first six months ended June 30, 2020 had benefited from reimbursements of CHF 63,208 under the Swiss short-time work scheme, which had been used for three months in connection with a temporary reduction in project activities due to the COVID-19 pandemic.

Changes in equity due to Share based payments in the total amount of CHF 1,044,912 include the credit entry of the share based compensation expense of CHF 969,739 and shares issued of CHF 92,566 to employees. Further share options granted to FFI Capital AG in 2020 were cancelled in March 2021. This resulted in an immediate recognition of CHF 4,597 remaining service expense and a deduction from equity of the fair value of the award at cancellation date in the amount of CHF 21,990.

A total of 137,236 options were granted in the six months ended June 30, 2021 (433,030 options in the corresponding six-month period in 2020). The exercise price of the options granted as share based compensation under the Equity Incentive Plan was USD 3.51 (for the six month ended June 30, 2020 USD 0.83). The methodology for computation of share based compensation expense for the period is consistent with the methodology used in 2020.

7.	Loss per share

	SIX MONTHS ENDED
	June 30, 2021	June 30, 2020
Loss attributable to owners of the Company	(6,754,579)	(2,658,501)
Weighted average number of shares outstanding	12,454,812	4,585,054
Basic and diluted loss per share	(0.54)	(0.58)

For the six months ended June 30, 2021 and June 30, 2020 basic and diluted loss per share are calculated based on the weighted average number of shares issued and outstanding and excludes shares to be issued under the stock option plans or for warrants, as they would be anti-dilutive. As of September 7, 2021, the Company had 1,146,854 options outstanding under its stock option plan. The average number of options outstanding between January 1, 2021 and June 30, 2021 was 1,080,502 (431,113 for the period between January 1, 2020 and June 30, 2020).

8.	Events after the Reporting Period

On July 21, 2021, the Company changed its name to Altamira Therapeutics Ltd. Since July 26, 2021, the Company’s common shares are traded under the trading symbol “CYTO”.